SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 9)1

The LGL Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50186A108
(CUSIP Number)

MICHAEL J. FERRANTINO, SR.
THE LGL GROUP, INC.
2525 Shader Road
Orlando, Florida 32804
(407) 457-2247
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS MARC J. GABELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 821,788 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 821,788 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,788 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.32%
14	TYPE OF REPORTING PERSON IN

(1) Consists of 57,485 shares of The LGL Group, Inc. held directly by Mr. Gabelli and 764,303 shares held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli, who is the President and Sole Member of Venator Global, LLC, may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his pecuniary interest therein. This filing does not include the holdings by GGCP, Inc. of 476,937 shares of The LGL Group, Inc., which have been included in GAMCO Investors, Inc.'s Amendment No. 58 to Schedule 13D on The LGL Group, Inc., dated August 6, 2018.

1	NAME OF REPORTING PERSONS VENATOR GLOBAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,303 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 764,303 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,303 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.11%
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of The LGL Group, Inc. held by Venator Merchant Fund, L.P.  Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Venator Global, LLC disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of its pecuniary interest therein.

1	NAME OF REPORTING PERSONS VENATOR MERCHANT FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,303
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 764,303
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.11%
14	TYPE OF REPORTING PERSON PN

The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D originally filed by the undersigned on June 17, 2003, as amended.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated to read as follows:

The Reporting Persons used an aggregate of approximately $1,492,082 to purchase the Securities reported as beneficially owned in Item 5. Marc Gabelli used approximately $16,500 of to purchase the additional Securities reported by him. Venator Merchant Fund L.P. used approximately $1,475,582 to purchase the additional Securities reported by it.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

           (a) The aggregate percentage of Securities reported owned by the Reporting Persons is based upon 4,743,445 Securities outstanding. This latter number of shares is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recently filed Form 10-Q for the quarterly period ended March 31, 2018 (4,698,393 shares) to the number of shares (45,052 shares) the Reporting Persons received when they exercised the Issuer's warrants held by them into common shares on August 3, 2018. The 4,743,445 shares outstanding used to calculate the Reporting Persons ownership assumes no other shareholder exercised their warrants on August 3, 2018.

           As of the close of business on the date hereof, Venator Merchant Fund, L.P. directly owned 764,303 Securities, constituting approximately 16.11% of the Securities outstanding.  By virtue of their relationship with Venator Merchant Fund, L.P. discussed in Item 2, Mr. Gabelli and Venator Global, LLC may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli and Venator Global, LLC disclaim beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his/its pecuniary interest therein.

           As of the close of business on the date hereof, Mr. Gabelli directly owned 57,485 Securities.  Such Securities, together with the 764,303 Securities owned by Venator Merchant Fund, L.P., which Mr. Gabelli may be deemed to beneficially own by virtue of his relationship with Venator Merchant Fund, L.P. discussed in Item 2, constitute approximately 17.32% of the Securities outstanding.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2018

/s/ Marc J. Gabelli______________________
 MARC J. GABELLI

VENATOR MERCHANT FUND, L.P.

By: Venator Global, LLC
 General Partner

By: /s/ Marc J. Gabelli_________________
Name: Marc J. Gabelli
Title: President and Sole Member

VENATOR GLOBAL, LLC

By: /s/ Marc J. Gabelli_________________
Name: Marc J. Gabelli
Title: President and Sole Member

                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-LGL GROUP INC.

          MARC GABELLI
                      8/03/18             2,200             7.5000 (1)
          VENATOR MERCHANT FUND, L.P.
                      8/03/18            42,852             7.5000 (1)
                     11/22/17           209,853             5.5000 (2)

(1) THE WARRANTS HELD BY THE REPORTING PERSON WERE EXERCISED FOR $7.50 PER SHARE.

(2) THESE SHARES WERE RECEIVED IN AN OVERSUBSCRIPTION OF THE ISSUER'S RIGHTS OFFERING.